Exhibit 99.1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES EXPLORATION UPDATE;

SIGNIFICANT NEW INTERSECTIONS AT KITTILA;

POSTIVE DEVELOPMENTS FOR SINTER AND CUBIRO ZONES AT PINOS ALTOS

Toronto (November 30, 2009) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its exploration program since its last exploration results news release on September 08, 2009.

The Company’s exploration programs in 2009 continue to increase the known size of the mineralized envelopes of several deposits, over and above the amount mined during the year.  This $54 million exploration program was expected to result in approximately 221 kilometres of drilling using more than 35 rigs.  However, due to exploration success, the budget was increased approximately 10% and approximately 265 kilometres of exploration drilling has been completed through October 2009.

Highlights of the recent exploration program include:

•                  At Kittila:

•                  Gold intersections in the Suuri and Roura zones suggest that they are one continuous zone at depth with a potential strike length of approximately 500 metres

•                  Discovery of the new high grade Roura East lens

•                  Ketola zone continues at depth, approximately 75 metres beneath the current resource model

•                  At Pinos Altos:

•                  Continued positive drill results at the Sinter zone.  First mineral resource and feasibility study expected in 2010.  Stand-alone open pit and heap leach operation

•                  Encouraging results add to definition of recently-discovered Cubiro gold-silver zone.  Further drilling underway

•                  In the Abitibi:

•                  Deep hole underway at LaRonde.  Expected to hit mineralization at 3.8 kilometres below surface

•                  Deep hole at Ellison expected to hit Westwood mineralization at 2.0 kilometres below surface

“These recent drilling results reconfirm our belief that there is considerable exploration upside at Kittila and Pinos Altos.  Based on these recent drilling results, it is possible that Kittila will become our largest gold deposit, and one of the largest in Europe.  Additionally, Pinos Altos appears that it will ultimately support several stand-alone satellite zones which will supplement the production from the main Santo Nino deposit,” said Sean Boyd, Vice-Chairman and CEO. “Our long-term strategy remains unchanged.  Add early-stage ounces which will allow us to continue our record of increasing our shareholders exposure to gold on a per share basis.  This increasing exposure should be apparent in terms of reserves per share, production per share, and ultimately cash flow per share where Agnico-Eagle continues to be one of the industry leaders,” added Mr. Boyd.

Kittila — Extensions at depth at Suuri and Roura zones

In 2009, approximately 14,000 hectares were added to the overall property position for a total land package at Kittila of 26,550 hectares.  Of this, the mining license area consists of 850 hectares.

Since the last exploration update, exploration drilling has continued to yield significant gold intersections at depth within and outside the Suuri mineral resource envelope.  Most of the drilling has been between depths of 700 and 1,000 metres.  The objective of the program is to systematically convert the large amount of resources to reserves.  Suuri holds approximately 7.8 million tonnes grading 5.6 g/t gold, or approximately 1.4 million ounces of gold, in inferred resources between the depths of 800 metres and 1,100 metres below surface, as outlined in red on the following Kittila longitudinal section.

http://www.agnico-eagle.com/files/KittilaLocationLongCentralRouraCrossSectionNov09.pdf

East Lens Remains Continuous

Among the best intersections in the Suuri zone is drill hole SUU-08-001E that intersected 5.8 metres(1) grading 10.3 g/t gold at a depth of 833 metres below surface.  This intersection is in the East lens and confirms the continuity suggested by the previous drill program.  Also in the East lens, but shallower and 220 metres to the south, DDH SUU-09-006C intersected 5.5 metres grading 9.6 g/t at a depth of 680 metres.  This further confirmed the grade, thickness, continuity and potential of the East lens of the Suuri deposit at depth and along strike.

Central Lens Showing Increasing Thickness

The Central lens of Suuri has recently yielded two significant intersections.  Drill hole SUU-09-005C cut 12.0 metres grading 7.2 g/t gold at a depth of 813 metres, and drill hole SUU-09-005D cut 18.6 metres grading 8.0 g/t gold at a depth of 816 metres.  These intersections are at the northern edge of the Suuri inferred resources at depth.  These holes are among the highest value intersections the Company has encountered

(1) all intersections in this news release are estimated to be true width at Kittila, in terms of grade and thickness.  These recent results from the Central lens are very encouraging as the resource calculation from February 2009 considered only the Eastern lens so additional growth within the current resource outline remains possible.

The Company will continue to explore the area outside the current resource envelope.  The most recent drilling is targeting a large new area of potential (outlined in green on the linked Kittila longitudinal section) where the Suuri zone plunges northward beneath the Roura zone. In fact, current results indicate that Suuri and Roura join together as one continuous zone in this region, which has positive implications for expanding the deep resources.

One recent drill hole in this new area is ROU-08-003C that cut a new high grade lens (the “Roura East lens”) at a depth of 810 metres. The hole intersected 6.5 metres grading 6.1 g/t gold and will be followed-up with additional drilling.  If this drilling confirms the continuity of this new high-grade lens at depth, it could have important implications for future resource expansion.

Exploration results were also positive in the under-explored, relatively shallow Ketola zone, located 600 metres to the south of the main Suuri zone. Drill hole KET-09-004 intersected two gold intervals: 3.7 metres grading 4.1 g/t gold at about 240 metres depth, and 0.9 metre grading 8.9 g/t gold at 285 metres depth. The intervals lie between 30 to 80 metres below the current resource model, indicating that the zone continues at depth.  At the end of 2008, Ketola had total probable reserves of approximately 611,000 tonnes grading 4.5 g/t gold, containing over 89,000 ounces of gold.

The table below shows selected drill results received since those announced in the September 8, 2009 press release.

Suuri Deep Extension and Ketola drill results

Drill Hole	Lens	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)
ROU-08-003C	Roura East lens	873.0	886.0	6.5	6.10
SUU-08-001E	East lens	933.0	944.5	5.8	10.32
SUU-08-001F	East lens #1	851.0	866.0	10.5	4.79
and	East lens #2	912.0	918.0	4.2	8.28
SUU-08-001G	East lens	884.0	892.0	5.6	7.86
and	Central lens	964.0	974.0	7.1	4.14
SUU-09-005C	Central lens	932.0	951.0	12.0	7.21
SUU-09-005D	East lens	902.0	908.0	4.0	5.24
and	Central lens	936.0	963.0	18.6	8.04
SUU-09-005E	Central lens	898.0	935.0	30.66	4.87
SUU-09-006B	East lens #1	778.0	804.0	4.7	4.98
and	East lens #2	830.0	860.0	5.9	6.11
SUU-09-006C	East lens	752.0	764.0	5.5	9.62
KET-09-004	Ketola	244.9	252.9	3.7	4.13
and	Ketola	303.6	305.6	0.9	8.88

Underground definition drilling continues in the Suuri and Roura areas between 250 and 400 metres below surface, which has confirmed the thickness and grade of one of the thickest parts of the Roura orebody.

The Company is currently preparing the first test stope underground.  The objective is to validate the grade and ground conditions.  Extraction is expected to begin in 2010.

A new reserve and resource model, incorporating this year’s drill results, will be completed for all of Agnico-Eagle’s properties at the end of 2009.  The new model will be incorporated into the Kittila expansion study, which is expected to result in a significant portion of the deep resource envelope being converted into reserves.  The expansion study is evaluating a significant increase to the gold production rate.  The deeper ore would be accessed by a new production shaft, and would require an increase to the capacity of the mineral processing plant.  The expansion study is expected to be completed in early 2010 with review completed near mid-year.

Pinos Altos — Sinter and Cubiro Growing and Better Defined

The Pinos Altos mine comprises a series of open pits, which will eventually be supplemented by underground production, primarily from the large Santo Nino deposit.  However, drilling over the past couple of years has identified a number of satellite deposits on the large 11,000 hectare property position.

The Creston Mascota deposit, approximately seven kilometres northwest of Santo Nino is already under construction.  First production from this stand-alone heap leach operation is expected in the fourth quarter of 2010.

More recently, drilling from the Sinter deposit and the new Cubiro deposit has suggested that there is potential for these zones to be mined also by open pit heap leach methods.

Sinter - Possible Satellite Mine Project

Exploration results to date have confirmed the potential of the Sinter deposit, which was discovered by the previous owner of the property.  To the end of October, the Company had completed 72 drill holes for a total of 15,000 metres.  Two rigs continue to explore the deposit.  This area is located in the central part of the Reyna de Plata vein structure 1.7 kilometres north of the Santo Nino pit.  The Reyna de Plata structure is a northwest-striking fault zone that controls gold mineralization, similar to the Santo Nino gold structure that hosts most of the current reserves and resources at Pinos Altos. Reyna de Plata holds considerable potential and has been the focus of regional exploration this year.

The work completed so far at Sinter has been both inside and outside the current resource envelope.  The drilling has confirmed and expanded the gold and silver mineralization in this area.  Preliminary mining, as well as baseline environmental and metallurgical studies, have been initiated for the Sinter deposit.

http://www.agnico-eagle.com/files/PinosGeologySinterLongCrossSectionNov09.pdf

Several exploration holes were completed on the eastern side of the Sinter deposit and two rigs are following up on the encouraging results.  The sub-vertical mineralized zone has been traced along strike for almost 1,100 metres and remains open near surface and at depth to the east.

The table below highlights some of the most recent drill results.  The best intersection was from drill hole SIN-09-036 with 29.6 metres grading 1.20 g/t gold and 20.4 g/t silver at a depth of approximately 115 metres below surface.  This intercept also includes 3.0 metres grading 3.32 g/t gold and 37.0 g/t silver.

Sinter drill results

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)	Silver (g/t)
SIN-09-036	109.0	149.0	29.6	1.20	20.4
including	116.0	120.0	3.0	3.32	37.0
SIN-09-043	46.5	73.0	15.7	1.43	14.9
SIN-09-050	79.5	87.0	5.2	2.86	30.8
SIN-09-051	140.0	149.0	6.3	1.33	5.0
SIN-09-053	86.0	98.0	6.2	1.82	33.0
SIN-09-058	90.0	135.3	31.5	1.00	6.5
including	113.0	120.0	4.9	2.32	8.9

An initial mineral resource is expected to be completed for Sinter by year end.  A feasibility study is expected to be completed in mid-2010.

Drilling Further Defines Cubiro Discovery

Exploration drilling continued in the new Cubiro area, where a gold-silver discovery was made approximately 10 kilometres northwest of the Santo Nino pit.  To the end of October, the Company had completed 44 drill holes totaling 10,300 metres.  Work is continuing on the deposit with two portable drill rigs.

The Cubiro zone of quartz-calcite vein breccia and stockwork mineralization has been traced over 700 metres along a northwest strike and dips almost vertically from surface to a depth of between 60 and 250 metres.  Most of the central, higher grade portion of the vein is visible at surface or has been found very close to surface. The mineralization remains open near surface to the northwest, and is open at depth in the central area and to the southeast. The vein appears to have multiple branches or splays that occur in several places as exhibited in the linked cross section below.

http://www.agnico-eagle.com/files/CubiroLongCrossSectionNov09.pdf

Recent drill results are summarized in the table below, including drill hole CB-09-023 that intersected 10.5 metres grading 7.55 g/t gold and 28.1 g/t silver in the western portion of the Cubiro zone at a vertical depth of 97 metres below surface.

Cubiro drill results

Drill hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)	Silver (g/t)
CB-09-019	138.0	143.0	4.5	2.52	31.6
CB-09-020	144.0	161.0	12.9	1.18	9.4
CB-09-023	132.1	148.8	10.5	7.55	28.1
CB-09-025	110.1	130.5	12.0	2.16	6.9
and	161.0	171.0	6.0	1.09	7.2

Improvement of access roads is underway at Cubiro to facilitate further exploration by diamond drilling.  Exploration continues, and a mineral resource estimate is expected for the Cubiro zone in 2010.

Abitibi Update

An exploration program was initiated in 2009 to investigate the ultimate depth of zone 20 North, which contains most of the mineral reserves and resources of the LaRonde mine.  The first hole in this program is expected to intersect the zone at an depth of 3,700 metres below surface, which would be approximately 600 metres below the current reserve envelope.  Confirmation of the depth extension of the LaRonde orebody at depth could be significant with respect to defining further resources.

Additionally, the Company is exploring its Ellison property, located approximately four kilometres west of the LaRonde mine.  One hole is being drilled from surface, targeting an extension of Iamgold’s Westwood deposit, which is known to cross the boundary onto Ellison.  The Westwood orebody begins approximately 2 kilometres below surface and is between the Ellison property and Iamgold’s Doyon property, in the same favourable horizon as the Bousquet (past producer), LaRonde and Doyon mines.  Drilling began November 9 and is anticipated to reach the target area in the first quarter of 2010.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 27 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	1.95					27	434
Kittila (open pit)	4.84					31	199
Lapa (underground)	7.53					6	23
LaRonde (underground)	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos (open pit)	1.35	19.08				4	97
Subtotal Proven Mineral Reserve	2.77					430	4,828

Probable Mineral Reserve
Goldex (underground)	2.05					1,544	23,391
Kittila (open pit)	5.05					664	4,092
Kittila (underground)	4.61					2,530	17,079
Kittila total probable	4.69					3,193	21,171
Lapa (underground)	8.80					1,055	3,730
LaRonde (underground)	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank (open pit)	3.45					3,638	32,773
Pinos Altos (open pit)	2.34	55.08				1,402	18,594
Pinos Altos (underground)	2.95	90.34				2,187	23,075
Pinos Altos total probable	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserve	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.79					220
Kittila (underground)	2.99					3,471
Lapa (underground)	4.36					987
LaRonde (underground)	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank (open pit)	1.87					19,073
Meadowbank (underground)	4.16					2,883
Meadowbank total indicated	2.17					21,956
Pinos Altos (open pit)	0.76	12.17				7,160
Pinos Altos (underground)	1.31	44.85				5,308
Pinos Altos total indicated	1.00	26.08				12,468
Total Indicated Resource	2.07					47,569

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (underground)	7.45					1,667
Ellison (underground)	5.81					786
Goldex (underground)	2.42					11,949
Kittila (underground)	4.42					17,550
Lapa (underground)	7.97					761
LaRonde (underground)	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank (open pit)	2.65					4,593
Meadowbank (underground)	4.50					360
Meadowbank total inferred	2.78					4,953
Pinos Altos (open pit)	0.96	15.87				2,093
Pinos Altos (underground)	2.41	66.38				1,907
Pinos Altos total inferred	1.65	39.95				4,000
Total Inferred Resource	3.84					46,603

Forward-Looking Statements

The information in this press release has been prepared as at November 30, 2009. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements and are referred to herein as “forward-looking statements”.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, metal production, life of mine horizons, the estimated timing of scoping studies, internal rates of return, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-

Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Form 20-F for the year ended December 31, 2008, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources

This press release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three-year average prices for the period ending December 31, 2008 of $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent SEDAR Technical Report (NI 43-101) disclosure
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology		March 23, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuahua, Mexico	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	Mine site: Bruno Perron Ing., Meadowbank Division Superintendent of geology; Regional: Guy Gosselin Ing., Exploration manager for Canada	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology		October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology		June 8, 2006

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 11, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.